SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

    Amendment #3

                       Prime Group Realty Trust
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             74158J103
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Charles D. Reaves
                  Vice President & General Counsel

                Southeastern Asset Management, Inc.
                   6410 Poplar Avenue;  Suite 900
                         Memphis, TN  38119
				   (901) 761-2474
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                         August 24, 2001
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]




CUSIP No. 74158J103                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    0 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :   None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   :    0 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0  shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________


CUSIP No. 74158J103                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 Longleaf Partners Realty Fund	I.D. No. 62-1616883
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Assets of Longleaf Partners Realty Fund
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    0 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :   None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   :    0 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0  shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________


CUSIP No. 74158J103                                         13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  None
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 2)
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________




Item 1.  Security and Issuer


          The class of equity security to which this statement on Schedule 13D relates is the common stock (the "Securities") of Prime Group Realty Trust, a Maryland corporation (the "Issuer"). The Issuer has its principal executive offices located at 77 West Wacker Drive, Suite
3900, Chicago, Illinois 60601.


Item 2.  Identity and Background


          This statement is being filed by Southeastern Asset Management, Inc. ("Southeastern"), an investment advisor registered with the Securities & Exchange Commission under the Investment Advisers Act of 1940, as amended. The address of its principal office is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. Southeastern serves as an investment advisor to various individual clients, institutions (including qualified retirement plans), endowment funds and to Longleaf Partners Funds
Trust ("Longleaf"), a registered investment company organized as a Massachusetts business trust and having four series or portfolios.
 This amendment #3 to Schedule 13D has been filed to indicate that, as of August 24, 2001, Southeastern's clients, including Longleaf Partners Realty Fund, no longer owned any Securities of the issuer. Accordingly, Items 5(a) and 5(c) are hereby amended as follows:


Item 5.  Interest In Securities Of The Issuer

(a)	As of August 24, 2001, Southeastern's clients, including
 Longleaf Partners Realty Fund, no longer owned any Securities of the Issuer.


                          Common       %  of outstanding
                          Shares         Common Shares
                           Held

_________________________________________________________________
__
Voting Authority


Shared:                  0           0.0%


Total                    0            0.0%


Dispositive Authority

Shared: 			0           0.0%


Total                   0		 0.0%



(b)	There have been the following sales of the Securities
by discretionary accounts during the past sixty days, made in the open market through the NASDAQ National Market:


Date           # of Shares            Aggregate Price         Avg. Price

6/26/01            24,500                  314,332               12.83
7/12/01           937,800               12,594,232               13.43
7/23/01     	  5,000			  69,648		     13.93
7/25/01		 14,200			 194,108		     13.67
8/09/01		  4,100		        55,184		     13.46
8/10/01		  4,900			  66,099		     13.49
8/14/01		  3,400			  44,878		     13.20
8/15/01		  5,900		        77,995		     13.22
8/22/01		  3,600		        45,826		     12.73
8/24/01	    1,658,700		    23,074,300		     13.91


                             SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 29, 2001

SOUTHEASTERN ASSET MANAGEMENT, INC.

By /s/ Charles D. Reaves
_______________________________
Charles D. Reaves
Vice President & General Counsel

O. MASON HAWKINS
(Individually)

/s/ O. Mason Hawkins
_______________________________

Longleaf Partners Realty Fund
By: Southeastern Asset Management, Inc.

By /s/ Charles D. Reaves
_______________________________
Charles D. Reaves
Vice President & General Counsel




                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the common stock of Prime Group Realty Trust, and further agree that this joint filing agreement be included in this filing. In evidence thereof, the undersigned hereby execute this Agreement on August
29, 2001.


SOUTHEASTERN ASSET MANAGEMENT, INC.

By /s/  Charles D. Reaves
_______________________________
Charles D. Reaves
Vice President & General
Counsel

O. MASON HAWKINS (Individually)

/s/ O. Mason Hawkins
_______________________________


Longleaf Partners Realty Fund

By: Southeastern Asset Management, Inc.
By /s/ Charles D. Reaves
_______________________________
Charles D. Reaves
Vice President & General Counsel
Prime Group Realty Trust ("Issuer")
Schedule 13D (Amendment #3)
PGE13D3.doc